SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

           Rise Gold Corp.

(Name of Issuer)

      Common Shares

(Title of Class of Securities)

         76760R100

(CUSIP Number)

Benjamin Mossman

10492 Indian Trail

Nevada City, CA 96969

          (604) 219-9072

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

            July 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  *

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 76760R100

1	NAMES OF REPORTING PERSONS Benjamin Mossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ❑ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 268,543
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 268,543
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,543*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Does not include 92,000 shares of common stock beneficially owned by the reporting person’s spouse, Tessa Brinkman. The reporting person disclaims beneficial ownership of such shares, which are owned solely in Ms. Brinkman’s name

** Based on a total of 26,436,965 shares of common stock outstanding on July 31, 2020.

Item 1.Security and Issuer.

The name of the issuer is Rise Gold Corp., a British Columbia corporation (“Issuer”), which has its principal executive offices at Suite 650, 669 Howe Street, Vancouver, British Columbia, Canada V6C 0B4. This report relates to the Issuer’s class of common stock, par value $0.001 per share (“Common Stock”).

Item 2.Identity and Background.

(a):The reporting person is Benjamin Mossman.

(b):Mr. Mossman’s address is 10492 Indian Trail, Nevada City, CA 96969.

Item 3.Source and Amount of Funds or Other Consideration.

On July 31, 2020, the reporting person surrendered to the Issuer for cancellation a total of 1,097,298 options to purchase common stock of the Issuer (the “Options”), as described more fully in a Form 8-K report filed by the Issuer on August 6, 2020.

Item 5.Interest in Securities of the Issuer.

As of the date of this report, the reporting person beneficially owned a total of 268,543 shares of common stock of the Issuer, which is 1.0% of the class of common stock, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. As of July 31, 2020, the Issuer had a total of 26,436,965 shares of common stock outstanding.

On July 31, 2020, the reporting person ceased to be the beneficial owner of more than 5% of the Issuer’s class of common stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct.

Dated:  August 6, 2020

/s/ Benjamin Mossman Benjamin Mossman